December 11, 2024

Chan Wan Shan Sandra
Chief Executive Officer
Bluemount Holdings Limited
Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong

       Re: Bluemount Holdings Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 4, 2024
           CIK No. 0002027815
Dear Chan Wan Shan Sandra:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Business
Overview, page 101

1. We note your response to comment 3. Please revise this subsection to describe how you are compensated for each of the services provided, such as commissions, flat fees or otherwise.
 December 11, 2024
Page 2
Principal Shareholders, page 155

2. We note your response to comment 5. You disclose the percentage of total outstanding shares holders of Class A shares will need to maintain to continue to
       control the outcome of matters submitted to shareholders for approval. Please disclose the percentage of outstanding Class A shares the holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval, as opposed to the percentage of total outstanding shares.

        Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-
3601 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Lawrence Venick, Esq.